MICRONETICS, INC.

26 Hampshire Drive

Hudson, New Hampshire 03051

October 14, 2005

Via EDGAR

Ms. Angela Crane and Mr. Dennis Hult

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Micronetics, Inc.
Form 10-KSB for the fiscal year ended March 31, 2005, filed July 14, 2005 (“Form 10-KSB”)
Form 10-QSB for the quarter ended June 30, 2005, filed August 18, 2005 (“Form 10-QSB”)
File No. 0-17966

Dear Ms. Crane and Mr. Hult:

This letter is in response to the comments made by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its correspondence dated October 4, 2005 (the “Comment Letter”) to Micronetics, Inc. (the “Company”) with respect to the above referenced filings.

Set forth below is the Company’s response to your comment in the Comment Letter. For your convenience, we have repeated your comment in bold and the paragraph contained herein setting for the Company’s response corresponds to the paragraph in the Comment Letter.

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We note your statement that the Chief Executive Officer and Principle Financial Officer have concluded that the company’s disclosure controls and procedures are effective “except as noted below.” Given the exception noted, it remains unclear whether your chief executive officer and principle financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your principle financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective. This comment also applies to your Form 10-QSB as of June 30, 2005.

For clarification, we supplementally advise the Staff that notwithstanding the qualifying language, the Company’s Chief Executive Officer and Principal Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the periods covered by the Form 10-KSB and Form 10-QSB. The Company’s independent registered accounting firm advised management and the Company’s audit committee that although there was a process of review and oversight to address the inadequate segregation of duties in certain areas of the revenue and expenditure transaction cycles, the process of review and oversight was not adequately documented. This disclosure control deficiency did not, however, prevent the Company’s Chief Executive Officer and Principal Financial Officer from concluding that the Company’s disclosure controls and procedures, taken as a whole, were effective as of the end of the periods described above, as there was a process of review and oversight to address the inadequate segregation of duties in certain areas of the revenue and expenditure transaction cycles. In addition, management has implemented formal sign-off procedures in the noted areas to document its oversight and review as part of the appropriate functional procedures.

In response to the Staff’s request to revise such disclosure, we respectfully request that we be permitted to revise the disclosure in future filings, beginning with the Company’s next quarterly report (currently anticipated to be filed by November 14, 2005). The Company will disclose, in clear and unqualified language, the conclusions reached by the Chief Executive Officer and Principal Financial Officer after evaluation of the effectiveness of the Company’s disclosure controls and procedures.

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As part of this response letter, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response or any further comments, please contact the undersigned at (603) 883-2900.

Very truly yours,

/s/ David Robbins
David Robbins,
Chief Executive Officer

/s/ Diane Bourque
Diane Bourque
Chief Financial Officer